Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio amounts)

(Unaudited)

Nine Months Ended September 30,	2006	2005
Earnings:
Income before income taxes	$2,181	$1,764
Add:
Interest and other fixed charges, excluding capitalized interest	364	327
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	193	153
Distributed income of investees accounted for under the equity method	3	3
Amortization of capitalized interest	3	7
Less: Undistributed equity in earnings of investments accounted for under the equity method	16	9

Total earnings available for fixed charges	$2,728	$2,245

Fixed charges:
Interest and fixed charges	$375	$336
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	193	153

Total fixed charges	$568	$489

Ratio of earnings to fixed charges	4.80x	4.59x